345 Court Street | Coraopolis, Pennsylvania 15108

June 1, 2016

BY EDGAR SUBMISSION

Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Dick's Sporting Goods, Inc.
Form 10-K for Year Ended January 30, 2016
Filed March 25, 2016
Form 8-K
Filed March 8, 2016
File No. 001-31463

Dear Ms. Thompson:

We have received your comment letter dated May 27, 2016 concerning the above referenced Form 10-K and Form 8-K. The comment letter asks for our written response within 10 business days or to tell you when we will provide you with our response. By way of this letter, we confirm that the staff granted an extension for an additional 10 business days to complete our response, as discussed on May 31, 2016 via telephone by Scott Angeregg, Staff Accountant and Ami Galani, Vice President, Associate General Counsel & Assistant Corporate Secretary. We intend to provide our responses to the comment letter by no later than June 27, 2016. We sincerely appreciate your grant of the requested extension.

We acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing,

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if you would like to discuss our responses further, please contact Ami Galani at (724) 273-4240.

Sincerely,
/s/ AMI GALANI
Vice President
Associate General Counsel & Assistant Corporate Secretary